Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2026 and 2025
(unaudited)

Interim Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2026	2025	2026	2025
		$	$	$	$
Revenue	10	4,156,169	4,023,409	8,234,524	7,808,654
Operating expenses
Costs of services, selling and administrative		3,464,596	3,357,197	6,887,300	6,531,347
Restructuring, acquisition and related integration costs	6	40,904	66,412	67,149	79,776
Net finance costs	7	33,035	16,631	62,111	23,243
Net foreign exchange (gain) loss		(35)	553	503	(74)
		3,538,500	3,440,793	7,017,063	6,634,292
Earnings before income taxes		617,669	582,616	1,217,461	1,174,362
Income tax expense		172,949	152,878	330,745	306,044
Net earnings		444,720	429,738	886,716	868,318
Earnings per share
Basic earnings per share	5b	2.10	1.92	4.15	3.86
Diluted earnings per share	5b	2.09	1.89	4.12	3.81
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    1

Interim Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2026	2025	2026	2025
	$	$	$	$
Net earnings	444,720	429,738	886,716	868,318
Items that will be reclassified subsequently to net earnings (net of income tax):
Net unrealized gains (losses) on translating financial statements of foreign operations	78,314	305,833	(111,936)	535,175
Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(24,169)	(50,678)	17,859	(125,906)
Deferred gains (costs) of hedging on cross-currency swaps	568	8,809	(2,050)	11,370
Net unrealized (losses) gains on cash flow hedges	(27,639)	(8,461)	(36,147)	13,562
Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(1,602)	1,179	(2,536)	796
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	6,035	971	6,779	(4,900)
Other comprehensive income (loss)	31,507	257,653	(128,031)	430,097
Comprehensive income	476,227	687,391	758,685	1,298,415
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2026	As at September 30, 2025
		$	$
Assets
Current assets
Cash and cash equivalents	9c and 11	708,444	864,209
Accounts receivable		1,561,512	1,613,777
Work in progress		1,378,492	1,367,989
Current financial assets	11	9,047	6,167
Prepaid expenses and other current assets		199,488	193,896
Income taxes		34,838	28,705
Total current assets before funds held for clients		3,891,821	4,074,743
Funds held for clients		1,067,806	978,436
Total current assets		4,959,627	5,053,179
Property, plant and equipment		363,516	377,900
Right-of-use assets		526,121	541,987
Contract costs		388,660	370,932
Intangible assets		845,312	888,006
Other long-term assets		147,257	143,320
Long-term financial assets		151,649	162,438
Deferred tax assets		207,668	239,284
Goodwill		11,714,904	11,744,782
		19,304,714	19,521,828

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,019,690	1,014,834
Accrued compensation and employee-related liabilities		1,159,911	1,269,767
Deferred revenue		693,028	577,286
Income taxes		149,831	79,333
Current portion of long-term debt		836,923	845,253
Current portion of lease liabilities		181,317	173,071
Provisions		95,510	144,331
Current derivative financial instruments	11	46,231	24,622
Total current liabilities before clients’ funds obligations		4,182,441	4,128,497
Clients’ funds obligations		1,063,965	973,673
Total current liabilities		5,246,406	5,102,170
Long-term debt		2,797,456	2,792,582
Long-term lease liabilities		487,236	520,413
Long-term provisions		35,943	39,665
Other long-term liabilities		306,351	341,173
Long-term derivative financial instruments	11	182,005	173,105
Deferred tax liabilities		51,532	71,673
Retirement benefits obligations		196,584	198,715
		9,303,513	9,239,496
Equity
Retained earnings		7,338,251	7,428,172
Accumulated other comprehensive income	4	874,313	1,002,344
Capital stock	5a	1,471,478	1,499,917
Contributed surplus		317,159	351,899
		10,001,201	10,282,332
		19,304,714	19,521,828
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    3

Interim Consolidated Statements of Changes in Equity
For the six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2025		7,428,172	1,002,344	1,499,917	351,899	10,282,332
Net earnings		886,716	—	—	—	886,716
Other comprehensive loss		—	(128,031)	—	—	(128,031)
Comprehensive income (loss)		886,716	(128,031)	—	—	758,685
Share-based payment costs		—	—	—	30,082	30,082
Income tax impact associated with share-based payments		—	—	—	(2,751)	(2,751)
Exercise of stock options	5a	—	—	25,843	(4,273)	21,570
Settlement of performance share units	5a	1,656	—	37,031	(57,798)	(19,111)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(905,054)	—	(72,150)	—	(977,204)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(19,163)	—	(19,163)
Cash dividends declared	5a	(73,239)	—	—	—	(73,239)
Balance as at March 31, 2026		7,338,251	874,313	1,471,478	317,159	10,001,201

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990
Net earnings		868,318	—	—	—	868,318
Other comprehensive income		—	430,097	—	—	430,097
Comprehensive income		868,318	430,097	—	—	1,298,415
Share-based payment costs		—	—		40,034	40,034
Income tax impact associated with share-based payments		—	—	—	(1,545)	(1,545)
Exercise of stock options	5a	—	—	49,062	(8,125)	40,937
Settlement of performance share units	5a	(21,267)	—	44,548	(74,978)	(51,697)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(471,048)	—	(28,250)	—	(499,298)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	—	(13,323)
Cash dividends declared	5a	(68,190)	—	—	—	(68,190)
Balance as at March 31, 2025		7,437,183	881,350	1,522,370	332,420	10,173,323
See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    4

Interim Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2026	2025	2026	2025
		$	$	$	$
Operating activities
Net earnings		444,720	429,738	886,716	868,318
Adjustments for:
Amortization and depreciation		165,365	147,406	314,117	288,924
Deferred income tax (recovery) expense		(1,599)	(21,209)	21,926	(18,215)
Net foreign exchange loss (gain)		6,510	613	5,015	(7,971)
Share-based payment costs		11,973	15,756	30,082	40,034
Gain on sale of property, plant and equipment and on lease terminations		(348)	(764)	(244)	(712)
Net change in non-cash working capital items and others	9a	(175,538)	(133,385)	65,396	(85,800)
Cash provided by operating activities		451,083	438,155	1,323,008	1,084,578

Investing activities
Net change in short-term investments		(2,860)	—	(3,917)	1,489
Business acquisitions (net of cash acquired)	8	(8,261)	(1,560,553)	(113,972)	(1,590,594)
Loan receivable		—	8,557	—	9,915
Purchase of property, plant and equipment		(31,655)	(26,810)	(56,384)	(52,808)
Proceeds from sale of property, plant and equipment		—	—	—	1,295
Additions to contract costs		(35,860)	(27,735)	(58,706)	(49,988)
Additions to intangible assets		(36,994)	(45,143)	(75,920)	(80,056)
Purchase of long-term investments		(29,640)	(25,707)	(61,667)	(42,573)
Proceeds from sale of long-term investments		29,786	22,757	56,024	34,316
Cash used in investing activities		(115,484)	(1,654,634)	(314,542)	(1,769,004)

Financing activities
Increase of long-term debt	11	—	923,922	—	923,922
Payment of lease liabilities		(44,685)	(37,827)	(91,784)	(79,445)
Repayment of debt assumed in a business acquisition	11	—	(2,172)	(13,899)	(2,172)
Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(396,880)	(344,630)	(973,493)	(497,579)
Issuance of Class A subordinate voting shares	5a	6,653	24,632	21,570	40,916
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(19,163)	(13,323)
Withholding taxes remitted on the net settlement of performance share units	5a	(1,625)	(21,538)	(19,111)	(51,697)
Cash dividends paid	5a	(36,239)	(34,057)	(73,239)	(68,190)
Net change in clients' funds obligations		275,450	(392,978)	90,448	45,152
Cash (used in) provided by financing activities		(197,326)	115,352	(1,078,671)	297,584
Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		9,991	6,561	(1,289)	66,663
Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		148,264	(1,094,566)	(71,494)	(320,179)
Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,348,954	2,469,116	1,568,712	1,694,729
Cash, cash equivalents and cash included in funds held for clients, end of period		1,497,218	1,374,550	1,497,218	1,374,550

Cash composition:
Cash and cash equivalents		708,444	1,099,450	708,444	1,099,450
Cash included in funds held for clients		788,774	275,100	788,774	275,100
See Notes to the Interim Condensed Consolidated Financial Statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
1.Description of business
CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the years ended September 30, 2025 and 2024 which were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the years ended September 30, 2025 and 2024.
The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2026 and 2025 were authorized for issue by the Board of Directors on April 28, 2026.
3.Accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company has initiated a detailed assessment of these amendments and is progressing its evaluation of the potential impact on its interim condensed consolidated financial statements.
Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.
The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company has initiated a detailed assessment of these amendments and is progressing its evaluation of the potential impact on its interim condensed consolidated financial statements.
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
4.    Accumulated other comprehensive income

	As at March 31, 2026	As at September 30, 2025
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $54,842 ($59,141 as at September 30, 2025)	1,477,044	1,588,980
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $47,561 ($46,173 as at September 30, 2025)	(524,450)	(542,309)
Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $1,279 ($2,538 as at September 30, 2025)	15,080	17,130
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $21,936 ($10,042 as at September 30, 2025)	(70,506)	(34,359)
Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $497 ($1,361 as at September 30, 2025)	1,792	4,328
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $9,207 ($11,755 as at September 30, 2025)	(24,647)	(31,426)
	874,313	1,002,344
For the six months ended March 31, 2026, $4,705,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $1,414,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($4,571,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,539,000, were reclassified for the six months ended March 31, 2025).
For the six months ended March 31, 2026, $5,781,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $883,000, were also reclassified in the consolidated statements of earnings ($6,336,000 net of income tax expense of $968,000, were reclassified for the six months ended March 31, 2025).
5.    Capital stock, share-based payments and earnings per share
a)Capital stock and share-based payments

Class A subordinate voting shares			Class B shares (multiple voting)			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2025	195,939,991	1,466,264	24,122,758	33,653	220,062,749	1,499,917
Release of Class A subordinate voting shares held in trusts	—	37,031	—	—	—	37,031
Purchased and held in trusts	—	(19,163)	—	—	—	(19,163)
Issued upon exercise of stock options	306,362	25,843	—	—	306,362	25,843
Purchased and cancelled	(8,117,527)	(71,710)	—	—	(8,117,527)	(71,710)
Purchased and not cancelled	—	(440)	—	—	—	(440)
As at March 31, 2026	188,128,826	1,437,825	24,122,758	33,653	212,251,584	1,471,478

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
i)Performance share units and shares held in trusts
During the six months ended March 31, 2026, 882,465 performance share units (PSUs) were granted, 520,755 were settled and 185,183 were forfeited (674,259 were granted, 744,146 were settled and 369,508 were forfeited during the six months ended March 31, 2025). The PSUs granted in the period had a weighted average grant date fair value of $123.78 per unit ($159.44 per unit during the six months ended March 31, 2025).
During the six months ended March 31, 2026, 363,047 Class A subordinate voting shares held in trust were released (423,652 during the six months ended March 31, 2025) with a recorded value of $37,031,000 ($44,548,000 during the six months ended March 31, 2025) that was removed from contributed surplus.
During the six months ended March 31, 2026, the Company remitted $19,111,000 in cash to tax authorities on behalf of employees, representing withholding taxes deducted from employees under the Share Unit Plan ($51,697,000 during the six months ended March 31, 2025).
During the six months ended March 31, 2026, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 153,783 Class A subordinate voting shares of the Company on the open market (84,456 during the six months ended March 31, 2025) for a total cash consideration of $19,163,000 ($13,323,000 during the six months ended March 31, 2025).
As at March 31, 2026, 2,038,090 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,262,160 as at March 31, 2025 and 2,247,354 as at September 30, 2025).
ii)Exercises of stock options
During the six months ended March 31, 2026, 306,362 stock options were exercised and nil were forfeited (615,460 were exercised and nil were forfeited during the six months ended March 31, 2025).
The carrying value of Class A subordinate voting shares includes $4,273,000, which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the six months ended March 31, 2026 ($8,125,000 during the six months ended March 31, 2025).
iii)Shares purchased and cancelled
On January 27, 2026, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB), which allows for the purchase for cancellation of up to 18,975,360 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares may be purchased for cancellation commencing on February 6, 2026, until no later than February 5, 2027, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.
During the six months ended March 31, 2026, the Company purchased for cancellation 8,086,327 Class A subordinate voting shares under its previous and current NCIB for a total cash consideration of $958,761,000 and the excess of the purchase price over the carrying value in the amount of $886,611,000 was charged to retained earnings.
Of the purchased Class A subordinate voting shares, 49,100 Class A subordinate voting shares with a carrying value of $440,000 and a purchase value of $4,988,000 were neither paid nor cancelled as at March 31, 2026. Furthermore, during the six months ended March 31, 2026, the Company paid for and cancelled 80,300 Class A subordinate voting shares under its previous NCIB, with a carrying value of $708,000 and for a total cash consideration of $9,935,000, which were purchased but were neither paid nor cancelled as at September 30, 2025.
During the six months ended March 31, 2026, the Company recorded $18,443,000 related to a 2.0% tax on the value of Class A subordinate voting shares repurchased, net of the value of new equity issued through stock options exercised, as part of accrued liabilities and with a corresponding reduction in retained earnings ($7,801,000 during the six months ended March 31, 2025). In addition, during the six months ended March 31, 2026, the Company paid $9,785,000 in relation to such tax ($13,565,000 during the six months ended March 31, 2025).
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
5.    Capital stock, share-based payments and earnings per share (continued)
a)Capital stock and share-based payments (continued)
iv)    Dividends
During the six months ended March 31, 2026, the Company declared and paid the following quarterly cash dividends to holders of Class A subordinate voting shares and Class B shares (multiple voting):

	2026		2025
Dividend Payment Month	Dividend per Share	Value	Dividend per Share	Value
	$	$	$	$
December	0.17	37,000	0.15	34,133
March	0.17	36,239	0.15	34,057
		73,239		68,190
On April 28, 2026, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.17 per share. This dividend is payable on June 19, 2026 to shareholders of record as of the close of business on May 15, 2026.

b)Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

				Three months ended March 31
	2026			2025
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	444,720	211,723,757	2.10	429,738	224,275,024	1.92
Net effect of dilutive stock options and PSUs[2]		1,383,917			2,915,004
Diluted	444,720	213,107,674	2.09	429,738	227,190,028	1.89

				Six months ended March 31
	2026			2025
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	886,716	213,861,279	4.15	868,318	224,737,870	3.86
Net effect of dilutive stock options and PSUs[2]		1,541,611			2,924,284
Diluted	886,716	215,402,890	4.12	868,318	227,662,154	3.81
1    During the three months ended March 31, 2026, 3,511,574 Class A subordinate voting shares purchased for cancellation and 2,038,090 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (2,334,934 and 2,262,160, respectively, during the three months ended March 31, 2025).
During the six months ended March 31, 2026, 8,086,327 Class A subordinate voting shares purchased for cancellation and 2,038,090 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,262,533 and 2,262,160, respectively, during the six months ended March 31, 2025).
2    For the three months ended March 31, 2026, 153,643 stock options were excluded from the calculation of the diluted earnings per share as they were antidilutive (nil for the three months ended March 31, 2025).
For the six months ended March 31, 2026 and 2025, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
6.    Restructuring, acquisition and related integration costs

	Three months ended March 31		Six months ended March 31
	2026	2025	2026	2025
	$	$	$	$
Restructuring	—	44,153	—	52,453
Acquisition and related integration costs	40,904	22,259	67,149	27,323
	40,904	66,412	67,149	79,776
During the year ended September 30, 2025, the Company initiated and completed a restructuring program which was targeted within its Continental European operations to realign its cost structure with current market conditions, for a total cost of $196,796,000.
During the three and six months ended March 31, 2026, acquisition and related integration costs were related to redundancy of employment of $22,232,000 and $42,300,000, respectively ($7,690,000 and $8,709,000 for the three and six months ended March 31, 2025, respectively), costs of vacating leased premises of $9,607,000 and $9,753,000, respectively ($34,000 and $1,201,000 for the three and six months ended March 31, 2025, respectively), integration costs toward the CGI operating model of $7,567,000 and $12,558,000, respectively ($4,818,000 and $6,208,000 for the three and six months ended March 31, 2025, respectively) as well as legal and professional fees of $1,498,000 and $2,538,000, respectively ($9,717,000 and $11,205,000 for the three and six months ended March 31, 2025, respectively).
7.    Net finance costs

	Three months Ended March 31		Six months ended March 31
	2026	2025	2026	2025
	$	$	$	$
Interest on long-term debt	24,472	17,552	48,421	32,461
Interest on lease liabilities	7,992	7,287	16,111	14,381
Net interest costs on net defined benefit pension plans	2,328	1,428	2,961	3,049
Other finance costs	4,067	850	4,067	936
Finance costs	38,859	27,117	71,560	50,827
Finance income	(5,824)	(10,486)	(9,449)	(27,584)
	33,035	16,631	62,111	23,243
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
8.    Investments in subsidiaries
a)     Acquisitions and disposals
The Company made the following acquisitions during the six months ended March 31, 2026:
–On December 2, 2025, the Company acquired all of the issued and outstanding shares of Online Business Systems (OBS), an IT consulting firm, based in Canada with operations in the U.S. More than 350 professionals joined CGI from OBS. The acquisition is reported under the Canada and U.S. Commercial and State Government operating segments.
–On December 22, 2025, the Company acquired all of the issued and outstanding shares Comarch Polska SA (Comarch Polska), a subsidiary of Comarch SA, specializing in IT solutions, based in Poland. More than 460 professionals joined CGI from Comarch Polska. The acquisition is reported under the Finland, Poland and Baltics operating segment.
These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI's proximity model.
The purchase prices for the above acquisitions are mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated with acquired work force and synergies with the Company’s operations. The estimated fair value of all assets acquired and liabilities assumed for these acquisitions is preliminary and will be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
There were no material disposals for the six months ended March 31, 2026.
b)     Business acquisitions realized in the prior fiscal year
During the three months ended March 31, 2026, the Company finalized the fair value assessment of assets acquired and liabilities assumed for BJSS Ltd., Novatec Holding GmbH and Momentum Technologies Inc., with no significant adjustments.
During the six months ended March 31, 2026, the Company also finalized the fair value assessment of assets acquired and liabilities assumed for Daugherty Systems, Inc. with no adjustment.
During the three and six months ended March 31, 2026, the Company paid $8,287,000 and $12,812,000, respectively, related to acquisitions realized in the prior fiscal year.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
9.    Supplementary cash flow information
a) Net change in non-cash working capital items and others is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2026	2025	2026	2025
	$	$	$	$
Accounts receivable	7,641	105,166	96,063	113,135
Work in progress	(195,072)	(120,518)	(16,753)	(21,383)
Prepaid expenses and other assets	(19,492)	(7,571)	(6,816)	24,595
Long-term financial assets	11,314	7,795	5,505	4,850
Accounts payable and accrued liabilities	10,875	(51,997)	4,710	(131,996)
Accrued compensation and employee-related liabilities	(19,213)	(107,964)	(118,140)	(177,103)
Deferred revenue	31,670	42,155	87,958	62,057
Income taxes	35,475	1,877	51,189	24,114
Provisions	(34,562)	18,816	(51,262)	18,469
Long-term liabilities	(9,472)	(25,287)	4,148	(4,845)
Derivative financial instruments	55	85	19	69
Retirement benefits obligations	5,243	4,058	8,775	2,238
	(175,538)	(133,385)	65,396	(85,800)
b) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2026	2025	2026	2025
	$	$	$	$
Interest paid	66,573	30,936	77,475	38,717
Interest received	16,437	17,213	22,127	34,462
Income taxes paid	138,393	157,343	236,799	265,397
c) Cash and cash equivalents consisted of unrestricted cash as at March 31, 2026 and September 30, 2025.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information
The following tables present information on the Company's operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; United Kingdom (U.K.) and Australia; Canada; U.S. Federal; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); Finland, Poland and Baltics; Germany; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).
Effective October 1, 2025, the Company realigned its management structure, resulting in the transfer of its Luxembourg operations from the Western and Southern Europe operating segment to the Scandinavia, Northwest, and Central-East Europe operating segment.
The operating segments reflect the revised management structure and the way that the Chief Operating Decision-Maker (CODM), who is the President and Chief Executive Officer of the Company, evaluates the business. The Company has restated the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended March 31, 2026
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	767,627	618,841	569,142	526,142	511,553	468,520	253,592	226,801	248,356	(34,405)	4,156,169
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	103,928	102,433	92,301	127,960	70,428	63,664	36,911	19,098	74,885	—	691,608
Restructuring, acquisition and related integration costs (Note 6)											(40,904)
Net finance costs (Note 7)											(33,035)
Earnings before income taxes											617,669
Additional information:
Salaries, other employee costs and contracted labour costs	603,704	428,836	383,162	320,848	375,930	318,870	165,861	182,476	149,292	—	2,928,979
Amortization and depreciation	24,234	26,699	18,400	16,124	17,472	25,158	10,728	10,032	8,833	—	157,680

		For the three months ended March 31, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	667,840	671,730	476,970	526,710	575,451	431,609	231,516	226,165	255,498	(40,080)	4,023,409
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	96,314	99,151	69,077	115,939	77,953	65,708	37,634	25,636	78,247	—	665,659
Restructuring, acquisition and related integration costs (Note 6)											(66,412)
Net finance costs (Note 7)											(16,631)
Earnings before income taxes											582,616
Additional information:
Salaries, other employee costs and contracted labour costs	510,929	491,642	314,891	316,580	426,612	282,160	147,505	174,977	155,226	—	2,820,522
Amortization and depreciation	18,357	24,100	12,808	17,916	21,396	21,206	9,949	10,143	7,846	—	143,721

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)

		For the six months ended March 31, 2026
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,531,510	1,224,692	1,120,351	1,035,053	1,006,484	938,131	492,765	454,191	499,274	(67,927)	8,234,524
Segment earnings before restructuring, acquisition and related integration costs, net finance costs and income tax expense	211,866	183,722	180,319	249,728	128,487	128,357	73,437	44,477	146,328	—	1,346,721
Restructuring, acquisition and related integration costs (Note 6)											(67,149)
Net finance costs (Note 7)											(62,111)
Earnings before income taxes											1,217,461
Additional information:
Salaries, other employee costs and contracted labour costs	1,196,123	866,864	749,891	621,989	753,355	632,448	320,941	355,601	306,060	—	5,803,272
Amortization and depreciation	47,686	52,111	36,188	33,232	28,929	47,834	20,653	21,321	18,226	—	306,180

		For the six months ended March 31, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.K. and Australia	Canada	U.S. Federal	Scandinavia, Northwest and Central-East Europe	Finland, Poland and Baltics	Germany	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,313,058	1,249,963	883,156	1,055,356	1,141,491	846,702	455,578	440,137	504,215	(81,002)	7,808,654
Segment earnings before restructuring, integration and acquisition-related costs, net finance costs and income tax expense	179,314	177,152	136,033	243,170	151,186	113,668	66,725	51,075	159,058	—	1,277,381
Restructuring, integration and acquisition-related costs (Note 6)											(79,776)
Net finance costs (Note 7)											(23,243)
Earnings before income taxes											1,174,362
Additional information:
Salaries, other employee costs and contracted labour costs	1,017,570	911,962	574,832	625,922	846,364	572,526	295,367	339,362	303,476	—	5,487,381
Amortization and depreciation	36,797	50,000	23,256	34,497	42,511	41,834	19,523	19,960	15,595	—	283,973

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the years ended September 30, 2025 and 2024. Intersegment revenue is priced as if the revenue was from third parties.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31			Six months ended March 31
	2026	2025		2026	2025
	$	$		$	$
Western and Southern Europe
France	667,122	578,834		1,333,053	1,139,157
Portugal	35,188	33,219		69,928	65,376
Spain	33,962	33,270		67,348	64,962
Others	13,294	8,100		26,431	16,418
	749,566	653,423	—	1,496,760	1,285,913

U.S.[1]	1,200,439	1,322,532		2,376,933	2,534,299

U.K. and Australia
U.K.	598,731	511,070		1,177,808	948,902
Australia	20,671	18,476		40,351	39,284
	619,402	529,546		1,218,159	988,186

Canada	581,481	577,058		1,148,028	1,155,914

Scandinavia, Northwest and Central-East Europe
Sweden	205,421	181,420		409,110	354,117
Netherlands	174,309	170,012		350,604	335,844
Norway	29,402	29,368		57,824	56,450
Denmark	25,032	24,135		50,855	47,194
Czech Republic	22,407	19,516		45,915	38,099
Others	28,651	24,661		57,004	49,746
	485,222	449,112	—	971,312	881,450

Finland, Poland and Baltics
Finland	226,633	226,287		456,311	447,237
Poland	33,619	13,345		48,365	25,369
Others	8,335	6,566		16,498	12,794
	268,587	246,198		521,174	485,400

Germany	250,460	244,341		500,296	475,060

Asia Pacific
Others	1,012	1,199		1,862	2,432
	1,012	1,199		1,862	2,432
	4,156,169	4,023,409	—	8,234,524	7,808,654
1    External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $688,797,000 and $511,642,000, respectively, for the three months ended March 31, 2026 ($745,292,000 and $577,240,000, respectively, for the three months ended March 31, 2025). External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,370,168,000 and $1,006,765,000, respectively, for the six months ended March 31, 2026 ($1,389,367,000 and $1,144,932,000, respectively, for the six months ended March 31, 2025).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
10.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2026	2025	2026	2025
	$	$	$	$
Managed IT and business process services	2,260,721	2,231,534	4,475,434	4,397,840
Business and strategic IT consulting and systems integration services	1,895,448	1,791,875	3,759,090	3,410,814
	4,156,169	4,023,409	8,234,524	7,808,654
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $510,269,000 or 12.3% of revenues for the three months ended March 31, 2026 ($574,660,000 or 14.3% for the three months ended March 31, 2025) and $1,004,546,000 or 12.2% of revenues for the six months ended March 31, 2026 ($1,139,617,000 or 14.6% for the six months ended March 31, 2025).
11.    Financial instruments
All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI).
There were no changes in valuation techniques used for fair value measurements during the six months ended March 31, 2026.
The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy.

		As at March 31, 2026		As at September 30, 2025
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
2021 U.S. Senior Notes	Level 2	1,390,259	1,319,135	1,386,564	1,310,044
2021 CAD Senior Notes	Level 2	598,250	579,186	597,892	580,561
2024 CAD Senior Notes	Level 2	747,509	758,816	747,001	766,844
2025 U.S. Senior Notes	Level 2	897,174	918,696	894,509	930,366
Other long-term debt	Level 2	1,187	1,180	11,869	11,892
		3,634,379	3,577,013	3,637,835	3,599,707
For the remaining financial assets and liabilities measured at amortized cost, the carrying value approximates the fair value of the financial instruments given their short-term maturity.
On April 28, 2026, the Company's unsecured committed revolving credit facility was increased to $2,500,000,000 and is now comprised of a three-year tranche of $1,000,000,000 which matures in 2029 and a five-year tranche of $1,500,000,000 which matures in 2031. Both tranches can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.
On December 18, 2025, the Company launched an offer to exchange all of its outstanding U.S. $650,000,000 in aggregate principal amount of senior unsecured notes, originally issued on March 14, 2025, for an equivalent amount of notes registered with the U.S. Securities and Exchange Commission. The exchange offer was completed on January 26, 2026.
CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2026 and 2025
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)
11.    Financial instruments (continued)
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2026	As at September 30, 2025
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	708,444	864,209
Cash included in funds held for clients	Level 2	788,774	704,503
Deferred compensation plan assets	Level 1	119,938	125,388
		1,617,156	1,694,100
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		1,175	1,011
Foreign currency forward contracts		280	1,481
Long-term derivative financial instruments	Level 2
Cross-currency swaps		642	395
Foreign currency forward contracts		280	459
		2,377	3,346
FVOCI
Short-term investments included in current financial assets	Level 2	7,592	3,675
Long-term bonds included in funds held for clients	Level 2	271,032	240,932
Long-term investments	Level 2	24,526	27,687
		303,150	272,294
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		2,405	3,036
Foreign currency forward contracts		43,826	21,586
Long-term derivative financial instruments	Level 2
Cross-currency swaps		111,036	136,155
Foreign currency forward contracts		70,969	36,950
		228,236	197,727
There have been no transfers between Level 1 and Level 2 during the six months ended March 31, 2026.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2026 and 2025    17